Exhibit 99.1

Mobileye Announces Closing of Secondary Public Offering

Jerusalem, Israel, March 20, 2015 – Mobileye N.V. (NYSE: MBLY), the global leader in the design and development of camera-based Advanced Driver Assistance Systems, announced today that it closed the offering of 19,696,050 ordinary shares by selling shareholders in a registered public offering at $41.75 per share. The shares sold included 2,569,050 ordinary shares that the underwriters acquired pursuant to exercise of their option to purchase additional ordinary shares. The Company did not receive any proceeds from the offering.

Goldman, Sachs & Co. and Morgan Stanley & Co. LLC acted as lead book-running managers for the offering. Deutsche Bank Securities Inc. was a joint book-running manager and Barclays Capital Inc. and Citigroup also acted as book-running managers. Raymond James & Associates, Inc., William Blair & Company, L.L.C. and Wells Fargo Securities, LLC acted as co-managers.

The offering was made only by means of a prospectus. A copy of the prospectus for the offering may be obtained by contacting Goldman, Sachs & Co., Attn.: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, or email: prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn.: Prospectus Department, or by calling (866) 718-1649, or by emailing prospectus@morganstanley.com.

A registration statement relating to these securities was filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About Mobileye N.V.

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are integrated into car models from 23 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release may contain certain forward-looking statements, including statements with regard to the securities offering. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, and are subject to numerous factors, many of which are beyond the control of Mobileye, including, without limitation, the risk factors and other matters set forth in the registration statement for the offering filed with the U.S. Securities and Exchange Commission. Mobileye undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:	Yonah Lloyd

Chief Communications Officer / SVP Business Development

+972-2-541-7367

yonah.lloyd@mobileye.com